Gelteq Limited
Level 4

100 Albert Road

South Melbourne VIC, 3025

Australia

VIA EDGAR

September 15, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Eric Atallah

Re:	Gelteq Limited

Amendment No. 5 to Registration Statement on Form F-1

Filed August 3, 2023

File No. 333-267169

Dear Mr. Atallah:

Gelteq Limited (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 30, 2023 regarding the Registration Statement on Form F-1 filed with the Commission on August 3, 2023 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 6 to the Registration Statement (the “Amendment”) which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No. 5 to Form F-1 filed August 3, 2023

Prospectus Summary

Overview, page 2

1.	We note the newly added statement on pages 2, 64 and Alt-1 that your second patent family has received a “favorable international preliminary report on patentability in the international phase from the European Patent Office”. Please revise this disclosure to clarify the impact this preliminary report has on the application process and make clear that approval is not assured, if true.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 2, 68, and Alt-2 of the Amendment.

Risk Factors, page 14

2.

Given the significance of your intangible assets to your financial statements, please provide a risk factor disclosure that addresses the possibility that you may incur impairment charges related to your intangible assets. At minimum your risk factor should address the following items:

●	The percentage of intangible assets compared to your total assets;

●	How often you assess your intangible assets for impairment;

●	The judgments and uncertainties encompassed in the estimates and projections used to determine the fair value of your intangible assets;

●	How changes to those estimates or projections could impact your financial statements; and

●	How often you assess the useful life of your intangible assets and how changes to the useful life could impact your financial statements

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 29 and 30 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Periods ended March 31, 2023 and 2022, page 53

3.	We note during the nine months ended March 31, 2023, revenues from contracts with customers was AUD$79,844 which related to the delivery of products to customers which was previously recognized as deferred revenue. Please revise to discuss the significant components of your revenues, including a breakdown within each of your five core vertical markets (pets, sports, pharmaceutical, over-the-counter and nutraceutical).

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 52, 54 and 55 of the Amendment.

Critical Accounting Estimates and Judgements, page 60

4.	Given that the Trade Secrets account comprises over 97% of your total assets in your updated financial statements, please provide a disclosure that clearly identifies the factors you considered in determining that the June 13, 2021 transactions were not required to be accounted for as reverse acquisitions pursuant to IFRS 3. At a minimum, discuss each of the factors in IFRS 3.B15. In discussing the relative voting rights criteria, please address the disclosure on page F-97 that appears to show that a majority voting interest was exchanged in the transactions. If the Nutrigel and/or Sport Supplements owners as a group received the largest portion of the voting rights in the combined entity then that fact should be clearly disclosed. Explain how you concluded that the former owners of Nutrigel and Sport Supplements did not have the ability to elect or appoint a majority of the members of the governing body of the combined entity. Explain how you concluded that the former owners and managers of Nutrigel and Sport Supplements did not dominate the management of the combined entity. Your disclosure must clearly identify the individuals that controlled each entity both before and after the transaction. If there are different allowable ways under IFRS to account for these transactions then please provide a disclosure to that effect.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 64 to 67 of the Amendment.

Business

Intellectual Property, page 77

5.	Given the significance of your trade secrets, please revise to disclose how you acquired the trade secrets, including how much the sellers paid to develop this intellectual property and the time period that the intellectual property was developed.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 82 and 83 of the Amendment.

Interim Financial Statements

Note 13, Borrowings, page F-24

6.	We note that you recognized a gain on extinguishment of debt in the amount of AUD$222,681 as a result of extending the term for an additional 12 months. Please tell us how you concluded that this extension constituted a substantial modification under IFRS 9, including your quantitative analysis under IFRS 9.B3.3.6.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in accordance with IFRS 9, including clause IFRS B3.3.6, there are two tests to check if the modification is a substantial modification. The two tests are:

●	Qualitative test: a significant change in the terms and conditions such that immediate derecognition is required with no additional quantitative analysis required.

●	Quantitative test from clause B3.6.6: the discounted present value of the cash flows under the new terms is at least 10% different to the discounted present value of the remaining cash flows of the original financial liability. This is otherwise known as the 10% test.

Upon reviewing the changes to the terms and conditions of the original borrowings, the Company determined that the extension did not meet the qualitative test threshold. The Company then undertook a quantitative test in accordance with clause B3.3.6 to determine if there was a substantial modification to the original borrowings. The 10% test was applied and the difference in the discounted present value cash flows was approximately 15%. The 15% was calculated from the difference between the carrying value of A$1,480,079 and the modified loan present value of A$1,257,397. As a result, in accordance with IFRS 9, it was determined that the loan extension was a substantial modification under IFRS 9.

General

7.	We note that you entered into a letter of engagement with R.F. Lafferty & Co., Inc. on April 25, 2023. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that neither the Company, nor anyone authorized on the Company’s behalf, has presented or expects to present written communication to potential investors in reliance on Section 5(d) of the Securities Act. The Company will supplementally provide the Staff with copies of any such written communication materials to the extent any such materials are prepared and presented to potential investors in reliance on Section 5(d) of the Securities Act.

* * * *

We thank the Staff for its review of the foregoing and the Amendment. If you have any further comments or questions, please feel free to contact to our counsel, Richard I. Anslow, ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Nathan Givoni
Nathan Givoni, Chief Executive Officer
Gelteq Limited

cc:	Richard I Anslow, Esq.
Ellenoff Grossman & Schole LLP

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